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Maurice Blanco maurice.blanco@davispolk.com	Davis Polk & Wardwell llp 450 Lexington Avenue New York, NY 10017 davispolk.com

March 27, 2023

Re:	Corporación Inmobiliaria Vesta, S.A.B. de C.V. Confidential Submission of the Draft Registration Statement on Form F-1 Submitted March 27, 2023

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of our client, Corporación Inmobiliaria Vesta, S.A.B. de C.V. (the “Company”), a corporation incorporated under the laws of the United Mexican States, we have confidentially submitted a draft registration statement on Form F-1 (the “Draft Registration Statement”) relating to a proposed initial public offering (“IPO”) of the Company’s common shares represented by American depositary shares via EDGAR to the Securities and Exchange Commission (the “Commission”) for confidential review pursuant to the Jumpstart Our Business Startups Act (the “JOBS Act”).

The Company confirms that it is an “emerging growth company”, as defined in the JOBS Act and its securities have not been previously sold pursuant to an effective registration statement under the Securities Act of 1933, as amended (the “Act”).

The Company is an integrated real estate company that owns, manages, develops and leases industrial properties in Mexico. We spoke with Tom Kluck of the Office of International Corporate Finance in December of 2022 regarding the use of Form F-1 (considering the Company is a foreign private issuer) or Form S-11 (applicable to real estate investment trusts). Mr. Kluck confirmed to us that Staff of the Commission was of the view that the Company should file on Form F-1, and include Items 13-16 from Form S-11, which we have done in the section captioned “Business” in the Draft Registration Statement.

The Company intends to conduct the IPO using audited financial statements for the year ended December 31, 2022, and will update the registration statement with those financial statements in a future submission. A formal filing of the registration statement will be made at a later date, which in no event will be later than 15 days before the Company commences its road show.

The review partner for this submission at the current audit firm, Galaz, Yamazaki, Ruiz Urquiza, S.C., is Monique Viramontes, who can be reached at +52 (55) 8978-5210 ext. 5210.

Please do not hesitate to contact me at (212) 450-4086 or maurice.blanco@davispolk.com if you have any questions regarding the foregoing or if I can provide any additional information.

Thank you very much for your assistance with this matter.

Very truly yours,

/s/ Maurice Blanco

Maurice Blanco

cc:	Juan Sottil, Chief Financial Officer, Corporación Inmobiliaria Vesta, S.A.B. de C.V.

Monique Viramontes, Galaz, Yamazaki, Ruiz Urquiza, S.C.